Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 Ronald L. Brown 214.659.4469 Direct 214.651.4819 Fax ronbrown@andrewskurth.com

March 23, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Attention: Mr. Jeffrey Riedler

Re:	SMSA Kerrville Acquisition Corp. Registration Statement on Form 10-12G Filed February 15, 2011 File No. 000-54275

Sirs:

We are filing today the revised Form 10 for the Company and are responding to each of your comments in your letter dated March 14, 2011 as discussed below.

We ask that you contact the undersigned upon completing your review to advise whether the filing can be cleared by April 14, 2011, which is the date Registrant will again need to withdraw the filing to prevent it from becoming automatically effective.

General

Pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation ofla.v60days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

We will plan to withdraw the filing if it is not effective by April 14, 2011.

Securities and Exchange Commission
March 23, 2011

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

We understand.

2.
Throughout the filing, please revise your disclosure to clarify that your sole officer and director is Kevin B. Halter; Jr.  For example, on page 11, the risk factor heading should read “Our officer, director and principal security holder owns approximately 95% of our outstanding shares of common stock, allowing him to exert significant influence on matters requiring approval of our shareholders.”

We have endeavored to do so throughout.

3.	Throughout the filing, please revise your references to “management” to clarify that the company has only one officer, who is also the sole director of the company.

We have endeavored to do so throughout.

Item 1. Description of Business,. Page 3

4.
Please revise your disclosure in this section and throughout your registration statement, as necessary, so that it is clear which entity you are referring to, whether it is the registrant, SMS Kerrville Acquisition Corp., or your operating subsidiary, SMS EDGAR.  For example, your statements on page 5 that “we are a full-service EDGARizing firm” and “we offer HTML (Hypertext Markup Language) and unofficial PDF (Portable Document Format) filing service” clearly refer to SMS EDGAR and not to the registrant, which conducts these activities through SMS EDGAR and not directly.  In your revised disclosure, please make sure that your description of the business covers both the registrant and operating company.  For example, you should clarify whether each of the registrant and SMS EDGAR has any employees and whether either of the registrant or SMS EDGAR hold intellectual property.

We have corrected the entity name as appropriate to distinguish between the reporting parent, the operating subsidiary, and the STC Edgar division of the predecessor business carried on in Securities Transfer Corp.

5.
Your reference to Senior Management Services of Shreveport, LLC on pages 3 and 4 appears to be in error, as you disclose in several places throughout the registrant statement that the predecessor company of the registrant was Senior Management Services of Kerrville, LLC.  Please revise this discrepancy or advise.

Securities and Exchange Commission
March 23, 2011

The correct name of the entity is Senior Management Services of Kerrville, Inc., and it has been corrected.

6.
You note on page 4 that HFG took equity interests in each of the 23 SMS Companies.  Please expand your disclosure to explain whether and, if so, how, the 22 SMS Companies other than Senior Management Services of Kerrville, LLC relate to the registrant, SMSA Kerrville Acquisition Corp.  In addition, please discuss the status of these other SMS Companies and whether HFG or HFI to hold equity interests in them.

Explanation has been added regarding the other companies.

7.
Please tell us whether Halter Financial Investments L.P. still owns the Plan Shares it received from HFG on September 15, 2010 and, if so, the number of shares it owns in the registrant and the percentage of outstanding common shares in the registrant this currently represents.  We may have further comments based on your response.

Disclosure has been added that such shares are still owned by Halter Financial Investments, L.P. and represent less than 5% of shares outstanding.

8.
You disclose on page 9 that you provide EDGARization services to a small number of customers which will account for a large portion of your revenues for the foreseeable future.  You disclose on page 12, however, that your revenues from inception to the end of the fiscal year were $0.  Please expand your disclosure to disclose the number of customers you have and your typical fee structures for your customers.  Further, please reconcile your disclosure that you have no employees and no revenues with your obligation to consummate a business combination with an operating business.

Such disclosure has been added.

9.
Please expand your disclosure to discuss who will engage in the marketing activities described.  To the extent that you intend to engage a third party to market your company, please describe such plans and the timetable for implementing such plans.

Such disclosure has been added.

10.
We note that the website for STC EDGAR, www.stcedgar.com, indicates that STC EDGAR is a subsidiary of Securities Transfer Corporation (STC) and provides a hyperlink to STC’s website.  In addition, the address for the registrant, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034, is the same address for STC.  As your registration statement discloses that STC.EDGAR is a subsidiary of the registrant rather than STC, and that STC, which also offers EDGARization services, is a direct competitor of the registrant, please explain this discrepancy.

Securities and Exchange Commission
March 23, 2011

The website has been changed to reflect that STC Edgar is now owned by SMSA Kerrville Acquisition Corp. and no longer affiliated with Securities Transfer Corp.  Securities Transfer Corp. has ceased providing Edgar services.

Item 1A. Risk Factors, page 9

“Our officer and director are engaged in other activities...,” page 10

11.
You disclose that your officer and director engages in other businesses.  Please expand your disclosure to name each of these businesses.  In addition, for each business, please disclose the title of the position that your officer holds and the number of hours a week which your sole officer and director has committed.

Disclosure has been added.

12.
Please expand your disclosure to include a discussion of potential conflicts of interest that may arise as a result of Mr. Halter’s involvement with STC, particularly the fact that STC provides EDGARization services and will compete directly with the registrant for business, and the possibility of conflicting personal pecuniary interests that may arise as a result of Mr. Halter’s currently contemplated and future loans to the company.

Additional disclosure is included.

Item 2. Financial Information, page 11

For the twelve month period ended December 31.2010, page 12

13.
Your reference to the “twelve-month period ended December 31, 2010” is inconsistent with the financial statements.  Please revise your disclosure here and elsewhere in the filing to refer to the date of inception through December 31, 2010.

Such changes have been made.

Our Plan of operations for the Next Twelve Months, page 14

14.	Please expand your disclosure to clarify whether the additional $50,000 you will need to continue operating at your current rate is in addition to the $25,000 Mr. Halter has agreed to lend to you.

Such disclosure has been added.

Securities and Exchange Commission
March 23, 2011

Item 5.                      Directors Executive Officers, Promoters and Control Persons, page 14

15.
Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Halter should serve as a director of the company in light of the company’s business and structure.

A sentence has been added to comply.

16.	Please provide disclosure required pursuant to Item 401(f) of Regulation S-K with respect to the Order issued by the Commission on March 3, 2011 in the matter of STC and Mr. Halter.

Such information has been added to his biography.

Item 8.                      Description of Securities, page 18

17.
You disclose that your authorized capital stock consists of 10,000,000 shares of $.001 par value preferred stock.  According to Article III of your corporate charter, however, only 10,000 shares of preferred stock are authorized.  Please revise your disclosure to reflect the terms of your corporate charter.

The number has been corrected.

Item 9.                      Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 18

18.	Based on your filing date of February 15, 2011, please revise your disclosure to clarify when the company’s reporting obligations will commence.

A date has been added.

19.	Please note that the SEC’s Public Reference Room is no longer located at 450 Fifth Street NW. Please revise your disclosure accordingly.

The correct address now appears.

Item 14.  Financial Statements and Exhibits, page 21

Note B — Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

20.
With respect to your conclusion that fresh start accounting was appropriate, please clarify in your filing what percentage of the voting shares of the emerging entity were received by the shareholders before the bankruptcy filing.

Securities and Exchange Commission
March 23, 2011

There were no shares of SMSA Kerrville received by any current shareholder prior to the bankruptcy filing.  All 500,000 +/- shares were issued, post-bankruptcy, pursuant to the plan.

Note C  — Preparation of Financial Statements, page F-10

21.
Please tell us and revise your financial statements to clarify how you determined that STC Edgar, Inc. is the accounting acquirer for financial statement purposes.  Further, please disclose the instruments exchanged in conjunction with this transaction.

STC Edgar is the accounting acquiror due to the exchange of 9,500,000 shares of stock in SMSA Kerrville for 100% of the issued and outstanding shares of STC Edgar.  The appropriate accounting doctrine is set forth in Topic 12 of the SEC Staff Accounting Manual:

12100
GENERAL (Last updated:  9/30/2008)

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company.  The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination.  That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.  The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.

12200
REPORTING ISSUES
(Last updated: 9/30/2008)
12210
General
12210.1

SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization.  For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer).  Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the acquisition.  The level of significance is irrelevant as the accounting acquirer is considered to be the registrant’s predecessor.

Securities and Exchange Commission
March 23, 2011

12210.2
Registrants should assure that:

a.           filings with the SEC result in timely continuous reporting, with no lapse in periodic reports filed, and

b.           no audited period exceeds 12 months.

Finally, we advise you on behalf of the Company that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact the undersigned with your further questions and comments.

Sincerely,

/s/ Ronald L. Brown

cc:           Mr. Kevin B. Halter, Jr.